

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Andy Heyward
Chief Executive Officer
Kartoon Studios, Inc.
190 N. Canon Drive, 4th Fl.
Beverly Hills, CA 90210

>   **Re: Kartoon Studios, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 26, 2023**
>   **File No. 333-273427**

Dear Andy Heyward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tadashi Okamoto